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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934


                             MCLEODUSA INCORPORATED
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   582266-10-2
                                 (CUSIP Number)

                          John A. Rasmussen, Jr., Esq.
                       MidAmerican Energy Holdings Company
                    Senior Vice President and General Counsel
                                666 Grand Avenue
                                  P.O. Box 657
                            Des Moines, IA 50303-0657
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

        Dennis H. Melstad                                    Peter J. Hanlon
370 West Anchor Drive, Suite 300                        Willkie Farr & Gallagher
     Dakota Dunes, SD 57049                                787 Seventh Avenue
         (605) 232-5928                                 New York, New York 10019
                                                             (212) 728-8000

                                  May 18, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]



                         Continued on following page(s)
                                Page 1 of 9 Pages


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                                  SCHEDULE 13D

-----------------------                                        -----------------
CUSIP No.   582266-10-2                                        Page 2 of 9 Pages
-----------------------                                        -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MidAmerican Energy Holdings Company                 I.D. #94-2213782
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                28,124
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                28,124
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            28,124
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is filed on behalf of MidAmerican Energy Holdings Company, an Iowa corporation (the "Reporting Person"), to reflect certain events which occurred on May 18, 1999, as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Stock, $.01 par value per share ("Class A Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 2.  Identity and Background.

     (a) This amendment to Schedule 13D is being filed on behalf of the Reporting Person as a result of the sale of 6,741,116 shares of Class A Common Stock owned by the Reporting Person. The names and principal occupations of the directors and executive officers of the Reporting Person are set forth in
Schedule I hereto, which is incorporated by reference herein.

     (b) The principal office of the Reporting Person is 666 Grand Avenue, P.O. Box 657, Des Moines, IA 50303-0657. The business address of all directors and executive officers is c/o MidAmerican Energy Holdings Company, 666 Grand Avenue, P.O. Box 657, Des Moines, IA 50303-0657.

     (c) The principal business of the Reporting Person is the generation, distribution and supply of electricity, as well as the distribution and supply of gas, through subsidiaries, to utilities, government entities, retail customers and other customers located throughout the world.

     (d) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Abel and McArthur are citizens of Canada. Messrs. Connor, Youngs, Morris and Trotter are citizens of the United Kingdom. All other individuals with respect to whom information is provided in response to this Item are citizens of the United States of America.

Item 3.  Sources and Amounts of Funds or Other Consideration

     The Reporting Person acquired its shares of Class A Common Stock in connection with its indirect acquisition of MHC Investment Company, a South Dakota corporation ("MHC"),


                                Page 3 of 9 Pages

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through the Reporting Person's acquisition of MHC's indirect parent. This acquisition was consummated on March 12, 1999. MHC was the direct owner of the shares of Class A Common Stock previously reported by MHC and its predecessor on this Schedule 13D.

Item 4.  Purpose of Transaction.

     This amendment is being filed to report a material decrease in the percentage of Class A Common Stock shares beneficially owned by the Reporting Person. The Class A Common Stock shares beneficially owned by the Reporting Person were shares acquired by MHC for investment purposes. On April 23, 1999, the Issuer filed a shelf registration statement on Form S-3, as amended by Amendment No. 1, filed on April 26, 1999, and Amendment No. 2, filed on May 12, 1999 (SEC file No. 333-76501) (collectively, the "McLeod Registration Statement"), with the Securities and Exchange Commission. On May 18, 1999, pursuant to the McLeod Registration Statement, 6,741,116 of the Reporting Person's 6,769,240 beneficially owned shares of Class A Common Stock were sold in an underwritten public offering (the "Recent Public Offering"). The underwriters were Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively "Underwriters"). The remaining 28,124 shares of Class A Common Stock beneficially owned by the Reporting Person are subject to an over-allotment purchase option held by Underwriters pursuant to the Underwriting Agreement, dated May 12, 1999, among the Issuer, the Underwriters, and certain selling stockholders, including MHC (more fully described in Item 7 below). The thirty (30) day over-allotment option period is scheduled to expire on June 11, 1999. If the Reporting Person is unable to sell all of the 28,124 remaining shares of Class A Common Stock pursuant to the above described over-allotment option, the Reporting Person presently intends to sell such shares from time to time, depending upon available prices, market conditions and other factors deemed relevant by its management, whether pursuant to a registration statement, Rule 144 under the Securities Act of 1933 or otherwise.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) The Reporting Person beneficially owns a total of 28,124 shares of Class A Common Stock, which represents less than 0.1% of the total shares of Class A Common Stock outstanding as of March 31, 1999. For this purpose, the number of outstanding shares is based on the 74,440,894 shares reported as outstanding as of March 31, 1999 in the McLeod Registration Statement. The Reporting Person has the power to direct the disposition of all such shares.

     MHC, together with certain former shareholders of Consolidated Communications Inc., IES Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin (collectively, the "Principal Stockholders"), are parties to a stockholders' agreement dated as of June 14, 1997, as amended as of September 19, 1997 (together, the "Stockholders' Agreement"), and, accordingly, had comprised a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, as described below, virtually all of the substantive provisions of the Stockholders' Agreement have expired or are otherwise no longer applicable to MHC. In particular, the provisions of the Stockholders' Agreement that required MHC to vote with the other parties on certain matters no longer apply to MHC, as it owns less than 10% of the capital stock of the Issuer. Collectively, insofar as is known to the Reporting Person, this group (together with M/C


                                Page 4 of 9 Pages

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Investors L.L.C. and Media/Communications Partners III Limited Partnership, who
are reported to have recently entered into a separate stockholders agreement with all of the Principal Stockholders other than the Reporting Person) beneficially owned, prior to consummation of the Recent Public Offering, a total of 37,798,148 shares of Class A Common Stock, which represented approximately 50.8% of such estimated number of shares of Class A Common Stock outstanding on March 31, 1999. Information concerning such new agreement and the holdings of the Principal Stockholders is based on the information contained in the McLeod Registration Statement. Reference is made to such filing and/or the Schedule 13D filings or amendments thereto filed by the other Principal Stockholders for further information as to such other Principal Stockholders.

     (c) On May 18, 1999, pursuant to the McLeod Registration Statement, 6,741,116 of the Reporting Person's 6,769,240 beneficially owned shares of Class A Common Stock shares were sold in the Recent Public Offering at a price of $55.625 per share.

     (d) N/A

     (e) As of the conclusion of the Recent Public Offering, which closed on May 18, 1999, the Reporting Person is no longer the beneficial owner of more than five (5) percent of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As noted in Item 5 above, MHC and each of the other Principal Stockholders and the Issuer have, with respect to the respective shares of capital stock of the Issuer owned by each such Principal Stockholder, previously entered into the Stockholders' Agreement.

     The Stockholders' Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% of the outstanding capital stock of the Issuer (but in no event longer than three years after the effective date thereof), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Issuer at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Issuer one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Issuer); (iii) cause to be elected to the Board of Directors of the Issuer one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Issuer); (iv) cause Richard A. Lumpkin, a former CCI shareholder, to be elected to the Board of Directors of the Issuer (for so long as Mr. Lumpkin and the former CCI shareholders collectively own at least 10% of the outstanding capital stock of the Issuer); (v) cause to be elected to the Board of Directors of the Issuer three directors who are executive officers of the Issuer designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Issuer); and (vi) cause to be elected to the Board of Directors of the Issuer four non-employee directors nominated by the Board of Directors of the Issuer. As the Reporting Person no longer owns at least 10% of the outstanding capital stock of the Issuer, these provisions no longer apply to it.


                                Page 5 of 9 Pages

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     The Stockholders' Agreement also provides that, for a period ending in June
1999 and subject to certain exceptions, MHC will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Issuer. Likewise, if the Issuer grants a party to the Stockholders'
Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Issuer will grant each other party (treating the former CCI shareholders as a single party for this purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act.

     The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement described in Item 7 below and incorporated herein by reference. The Reporting Person further understands that the other Principal Stockholders have recently entered into a new stockholders agreement which amends and/or supersedes some or all of the Stockholders' Agreement provisions described above in so far as they apply to such other Principal Stockholders. For details, see the McLeod Registration Statement and/or the Schedule 13Ds or amendments thereto filed by such other persons.

     As described in Item 4 above, the Reporting Person sold 6,741,116 shares of Class A Common Stock pursuant to the McLeod Registration Statement in the Recent Public Offering. The remaining 24,124 shares of Class A Common Stock beneficially owned by the Reporting Person are subject to an over-allotment purchase option contract held by the Underwriters of the Recent Public Offering. The Reporting Person presently expects to sell all of the remaining 28,124 shares pursuant to such option contract, Rule 144 under the Securities Act of 1933 or otherwise as permitted by law.

Item 7.  Material to be Filed as Exhibits.

     Stockholders' Agreement, dated as of June 14, 1997, among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Schedule I of the Stockholders' Agreement. (Filed on July 24, 1997 as Exhibit 4.12 to the Issuer's Registration Statement on Form S-4, File No. 333-27647, and incorporated herein by reference).

     Amendment No. 1 to Stockholders' Agreement, dated as of September 19, 1997, by and among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard
A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Revised Schedule I thereto. (Filed on November 14, 1997 as
Exhibit 4.1 to the Issuer's Quarterly Report for the quarter ended September 30, 1997 on Form 10-Q, Commission File No. 0-20763, and incorporated herein by reference).

     Form of Underwriting Agreement (filed on May 12, 1999 as Exhibit 1.1 to McLeod Registration Statement on Form S-3, File No. 333-76501) among Issuer, Underwriters, and certain selling stockholders, including MHC, is incorporated by reference herein.


                                Page 6 of 9 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of the 24th day of May 1999.

                                        MIDAMERICAN ENERGY HOLDINGS COMPANY

                                        By: /s/ Patrick J. Goodman
                                            --------------------------
                                            Name:  Patrick J. Goodman
                                            Title: Senior Vice President and
                                                   Chief Financial Officer




                                Page 7 of 9 Pages

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                                                                      Schedule I
                                                                      ----------

                   Executive Officers of the Reporting Person


Name                    Position with the Reporting Person/Principal Occupation
----                    -------------------------------------------------------

David L. Sokol          Chairman of the Board and Chief Executive Officer.

Gregory E. Abel         President and Chief Operating Officer.

Eric Connor             President and Chief Operating Officer, Northern
                        Electric, plc.

Robert S. Silberman     President and Chief Operating Officer, CE Generation
                        LLC.

Ronald W. Stepien       President and Chief Operating Officer, MidAmerican
                        Energy Company.

Patrick J. Goodman      Senior Vice President and Chief Financial Officer.

Christopher F. Minor    Vice President and Chief Information Officer.

Keith D. Hartje         Senior Vice President and Chief Administration Officer.

Brian K. Hankel         Vice President and Treasurer.

Steven A. McArthur      Senior Vice President, Mergers and Acquisitions and
                        Secretary.

John A. Rasmussen, Jr.  Senior Vice President and General Counsel.

Peter Youngs            Managing Director, Gas Exploration and Development.




                                Page 8 of 9 Pages

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                        Directors of the Reporting Person

Name                    Principal Occupation
----                    --------------------

David L. Sokol          Chairman of the Board and Chief Executive Officer of the
                        Reporting Person.

Edgar D. Aronson        Director.  President of EDACO, Inc., a private venture
                        capital company.

Judith E. Ayres         Director.  Principal of The Environmental Group, an
                        environmental consulting firm in San Francisco, California.

Terry E. Branstad       Director. Former Governor of the State of Iowa.

Stanley J. Bright       Director. Retired Chairman, President and Chief
                        Executive Officer of MidAmerican Energy Holdings
                        Company.

Jack W. Eugster         Director.  Chairman, Chief Executive Officer and
                        President of Musicland Stores Corp. (specialty retailer), Minneapolis, Minnesota.

Richard R. Jaros        Director.  Private Investor and former President of the
                        Reporting Person and Level 3 Communications.

David R. Morris         Director.  Retired Chairman of Northern Electric, plc.

Robert L. Peterson      Director. Chairman, Chief Executive Officer and
                        President of IBP inc. (meat processor), Dakota City,
                        Nebraska.

Bernard W. Reznicek     Director.  President, Premier Enterprises and National
                        Director, Utility Marketing for Central States
                        Indemnity Co. of Omaha.

Walter Scott, Jr.       Director.  Chairman and President of Peter Kiewit
                        Sons', Inc.

John R. Shiner          Director.  Partner in the law firm of Morrison &
                        Foerster.

Neville G. Trotter      Director. Former member of Parliament.

David E. Wit            Director.  Chief Executive Officer of Logicat Inc., a
                        software development/publishing firm.


                                Page 9 of 9 Pages